Contact

www.linkedin.com/in/
anuraagnallapatihome (LinkedIn)

Top Skills

Technology Entrepreneurship
Matlab
Data Analysis

Languages

Telugu
Hindi

Certifications

Advanced Open Water Diver

Honors-Awards

Gold medal - CA Sastry Endowment
Prize

Silver medal - M Ramanujam
Memorial Award

Institute Blues, Certificate of Merit

Anuraag Nallapati

Cofounder, COO at Jupiter (YC S19)
Stanford, California, United States

Summary

Anuraag is the COO and Co-founder of Jupiter.co and is an advisor
for multiple early stage startups. He graduated with an MBA from
Stanford GSB, and is a gold-medalist in Chemical Engineering from
IIT Madras. He built and managed algorithmic strategies with multi-
billion dollar exposure to financial instruments, and helped in the
rapid expansion of a logistics company, Ecom Express as an early-
stage employee. Anuraag is passionate about building products and
services that can make a tangible impact on people's lives.

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Experience

Jupiter
Cofounder
June 2019 - Present (5 years 6 months)
San Francisco Bay Area

ShipMile
Board Member
June 2015 - May 2021 (6 years)
Hyderabad Area, India

Shipmile is a platform for providing logistics solutions to e-commerce
companies in India. It integrates multiple logistics partners and provides
customized solutions based on customer requirements

HP
Intern
June 2018 - August 2018 (3 months)
Palo Alto

Ecom Express Pvt. Ltd.
2 years 10 months

Assistant General Manager - Business Analytics
March 2016 - May 2017 (1 year 3 months)
New Delhi Area, India

Established 3 teams with over 20 people: Analytics, Network Planning and Control Tower

Designed a routing module for the inter-city network. Over 500,000 parcels are routed between the company's locations daily using this technology.

Engaged in multiple pricing negotiations with the top 4 customers representing over 60% of annual revenue

Sr. Manager - Business Analytics
April 2015 - March 2016 (1 year)
New Delhi Area, India

Quantified business model and liaised with Warburg Pincus for the largest funding ($133M) in India's logistics sector; Handled requisite financial due diligence

Co-designed and launched the rural expansion model which accounts for 30% of annual revenue

Head demand planning for over 10,000+ employees across 1200 locations working with multiple customers

Manager - Business Analytics
August 2014 - March 2015 (8 months)
New Delhi Area, India

Setup and manage the Business Analytics team

Implemented a framework to address a process gap for weight recognition, increased profit margins by 25%

Designed the first surface transportation network for the e-commerce industry in India, covering 800+ cities to reduce variability in delivery timelines for customers and lower inter-city transportation costs by 40%

Nomura Securities
3 years

Associate
June 2014 - August 2014 (3 months)

Assist in the ideation, construction and marketing of products which help invest in global markets

Address client requests and manage existing investment models

Analyst
2011 - May 2014 (3 years)
Powai, Mumbai

Assist in the ideation, construction and marketing of products which help invest in global markets

Address client requests and manage existing investment models.

IIT Madras
Academic Affairs Secretary
August 2010 - May 2011 (10 months)

Unanimously elected to represent the 4000 member student community on all academic administration discussions, organize placements on campus and liaison with the alumni community

My team of 80 and I invited over 1000 companies and coordinated placement activity to enhance on-campus placement percentages by 15%. I also started SITUP (Student Inititiated Tutorship Program) working closely with Dean, Academics as a peer-tutorship program that helps over 100 freshmen acclimatize to the rigorous academic schedule on campus.

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Education

Stanford University Graduate School of Business
Master of Business Administration - MBA · (2017 - 2019)

Indian Institute of Technology, Madras
Dual Degree (B.Tech and M.Tech), Chemical Engineering · (2006 - 2011)

The Hyderabad Public School
Class 10, CBSE · (1994 - 2004)